FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

Please complete the following:

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK.

Date: March 12, 2021.

Is this an updating or amending Notice:	☐ Yes	☑ No

If yes provide date(s) of prior Notices: N/A.

Issued and Outstanding Securities of Issuer Prior to Proposed Prospectus Offering: 126,537,619 common shares of the Issuer ("Shares").

Date of News Release Announcing Proposed Prospectus Offering: To be disseminated upon filing and receipt of preliminary short form prospectus.

1. Prospectus Offering

1. Description of securities to be issued:

(a)	Class:	Offering of units of the Issuer (each, a "Unit"), each Unit consisting of one Share and one-half of one Share purchase warrant (each, a "Warrant").

(b)	Number:

Minimum offering (the "Minimum Offering") of ⬤ Units and a maximum offering of ⬤ Units (the "Maximum Offering" and collectively with the Minimum Offering, the "Offering") (up to ⬤ Units if the Over-Allotment Option (as defined herein) is exercised in full). The Issuer has granted the Agent (as defined herein) an over-allotment option (the "Over- Allotment Option") to arrange for the sale of up to an additional 15% of the Units at the Offering Price (as defined herein), which Over-Allotment Option is exercisable in whole or in part, at the sole discretion of the Agent, by giving written notice of the exercise of the Over-Allotment Option to the Company at any time up to 48 hours prior to the closing of the Offering.

(c)	Price per security:	To be determined in the context of the prevailing market price of the Shares (the "Offering Price").

(d)	Voting rights:	Each Share is entitled to one vote.

2. Provide details of the net proceeds to the Issuer as follows:

(a)	Per security:	C$⬤ per Unit.

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING March 2021

(b)	Aggregate proceeds:	Up to C$⬤ in the case of the Minimum Offering and up to C$⬤ in the case of the Maximum Offering (up to C$⬤ if the Over-Allotment Option is exercised in full).

3. Provide description of any Warrants (or options) including:

(a)	Number:	Up to ⬤ Warrants in the case of the Minimum Offering and up to ⬤ Warrants in the case of the Maximum Offering (up to ⬤ Warrants if the Over-Allotment Option is exercised in full).

(b)	Number of securities eligible to be purchased on exercise of Warrants: Up to ⬤ Shares in the case of the Minimum Offering and up to ⬤ Shares in the case of the Maximum Offering (up to ⬤ Shares if the Over-Allotment Option is exercised in full).

(c)	Exercise price:	C$⬤ per Warrant, subject to adjustment in certain events.

(d)	Expiry date:	The date that is 24 months following the closing of the Offering.

(e) Other significant terms: N/A.

4. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount: N/A.

(b) Maturity date: N/A.

(c) Interest rate: N/A.

(d) Conversion terms: N/A.

(e) Default provisions: N/A.

5. Details of currently issued and outstanding shares of each class of shares of the Issuer: The authorized share capital of the Issuer consists of an unlimited number of Shares without par value. All of the authorized Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each Share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be from time to time by the board of directors of the Issuer, in its discretion, out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Issuer, shareholders are entitled to receive pro rata the assets of the Issuer, if any, remaining after payments of all debts and liabilities. No Shares have been issued subject to call or assessment. There are no pre- emptive, conversion or exchange rights and no provisions for redemption, retraction, purchase for cancellation, surrender, or sinking or purchase funds. There are no provisions restricting the issuance of additional Shares or requiring a shareholder to contribute additional capital.

6. Describe any unusual particulars of the offering (i.e. tax "flow through" shares, special warrants, etc.): N/A.

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING March 2021

7. Provide details of the use of the proceeds: The Issuer intends to use the net proceeds of the Offering for (i) business development and expansion in China, (ii) business expansion to North America, and (iii) working capital and general corporate matters.

9. Provide particulars of any proceeds of the offering which are to be paid to Related Persons of the Issuer: N/A.

10. Provide details of the amounts and sources of any other funds that will be available to the Issuer prior to or concurrently with the completion of the offering: N/A.

11. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the offering (including warrants, options, etc.):

(a) Details of any dealer, agent, broker, finder or other person receiving compensation in connection with the offering (name, address, beneficial ownership where applicable): Mackie Research Capital Corporation, 1075 W. Georgia Street, Suite 1920, Vancouver, BC, Canada V6E 3C9 (the "Agent").

(b) Cash: An aggregate cash fee equal to 7% of the gross proceeds of the Offering ("Agent's Fee").

(c) Securities: Such number of broker warrants ("Broker Warrants") as is equal to 7% of the number of Units issued and sold by the Issuer pursuant to the Offering.

(d) Other: The issuer will be responsible for all reasonable expenses related to the Offering (subject to a maximum amount of $95,000 (exclusive of taxes and disbursements thereon)), including a non-refundable retainer of $50,000 for legal fees.

(e) Expiry date of any options, warrants etc. Each Broker Warrant will be exercisable for a period of 24 months following the closing date of the Offering to acquire one Share of the Issuer.

(f) Exercise price of any options, warrants etc.: C$⬤ per Broker Warrant, subject to adjustment in certain events.

12. State whether the sales agent, broker, dealer, finder, or other person receiving compensation in connection with the offering is a Related Person of the Issuer with details of the relationship: N/A.

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING March 2021

13. Provide details of the manner in which the securities being offered are to be distributed. Include details of agency agreements and sub-agency agreements outstanding or proposed to be made including any assignments or proposed assignments of any such agreements and any rights of first refusal on future offerings: The Offering is made on a commercially reasonable "best efforts" agency basis without underwriter liability pursuant to the terms and conditions of an agency agreement (the "Agency Agreement") to be entered into between the Issuer and the Agent. The Units will be offered in the provinces of Alberta, British Columbia, Ontario and Québec, through the Agent, its affiliates and such other registered dealers as may be designated by the Agent. Under the terms of the Agency Agreement, the obligations of the Agent may be terminated at its discretion on the basis of "disaster out", "regulatory out", "market out", "due diligence out", "material change out" and "breach out" and may also be terminated upon the occurrence of certain stated events. The Agency Agreement also provides that the Issuer will indemnify the

Agent and its respective directors, officers, partners, shareholders, agents, employees and controlling persons against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation.

14. Attach any term sheet, engagement letter or other document setting out terms, conditions or features of the proposed offering. Engagement letter and term sheet attached herewith.

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING March 2021

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 8 Notice of Proposed Prospectus Offering is true.

Dated March 12, 2021.

Johnson Joseph
Name of Director or Senior Officer

Signature

President
Official Capacity

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING March 2021